# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Starfighters Space, Inc., CIK 0001947016
CUSIP: 85529M104
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001
Address of issuer's principal executive offices: 505 Odyssey Way, Suite 203, Kennedy Space Center, Florida (FL), 32952
Date of event which requires filing of this statement: 12/12/2025
Filed by CIK 0002101764
Persons authorized to receive notices and communications: Richard William Svetkoff, 1608 North Jasmine Ave, Tarpon Springs, Florida (FL), 34689, (727) 452-8817

## Reporting persons
- Richard William Svetkoff (CIK 0002101764): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 13,119,179; shared voting power 0; sole dispositive power 13,119,179; shared dispositive power 0; aggregate amount beneficially owned 13,119,179 (23.85% of the class)
  Comment: The Shares were originally acquired by the Reporting Person pursuant to an Equity Exchange Agreement dated September 9, 2022, between Starfighters Space, Inc. and the Shareholder (the "Agreement"), whereby the Shareholder transferred 100% of his equity interest in Starfighters International, Inc. to Starfighters Space, Inc. in exchange for 15,000,000 shares of Starfighters Space, Inc. Subsequently to the closing of the Equity Exchange Agreement, the Shareholder transferred 830,000 of the 15,000,000 shares to his son, Richard Bruce Svetkoff, prior to the Issuer becoming an SEC reporting company.
  
  "Schedule A"
  
  The following table lists all transactions completed by the Reporting Person in the Common Stock since May 8, 2026, which were sold through the Reporting Person's broker in open market transactions
  
  5/8/26 Sold 75,000 $5.7232 per share;
  5/11/26 Sold 100,000 $5.4626 per share;
  5/15/26 Sold 75,000 $5.5259 per share;
  5/20/26 Sold 13,773 $5.2146 per share;
  5/21/26 Sold 9,992 $5.1549 per share;
  5/21/26 Sold 50,000 $5.1556 per share;
  5/22/26 Sold 75,000 $5.7798 per share;
  5/22/26 Sold 100,000 $7.0160 per share;
  5/22/26 Sold 100,000 $5.6169 per share;
  5/22/26 Sold 52,000 $6.1077 per share;
  5/22/26 Sold 2,100 $7.50 per share;
  5/26/26 Sold 50,000 $7.50 per share;
  6/1/26 Sold 75,000 $8.26 per share;
  6/1/26 Sold 75,000 $8.0139 per share;
  6/1/26 Sold 47,956 $8.5455 per share;
  6/1/26 Sold 25,000 $9.3913 per share;
  6/4/26 Sold 75,000 $10.0016 per share;
  6/4/26 Sold 19,908 $10.4877 per share,
  8/4/26 Sold 30,092 $3.9559 per share.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001
Name of issuer: Starfighters Space, Inc.
Address of issuer's principal executive offices: 505 Odyssey Way, Suite 203, Kennedy Space Center, Florida (FL), 32952

## Item 2. Identity and Background
Name of person filing: Richard William Svetkoff
Residence or business address: 1608 North Jasmine Ave, Tarpon Springs, Florida 34689
Present principal occupation or employment: Founder of the Issuer and former Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Florida, United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Equity Exchange Agreement dated September 9, 2022, between Starfighters Space, Inc. and the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: Business combination and acquisition.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person holds 13,119,179 common shares, which is equal to 23.87% of the total issued and outstanding common shares, based on 54,996,019 total issued and outstanding common shares as of August 24, 2026, as reported by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: 13,119,179
Transactions in the class effected during the past sixty days: The transactions in the class of securities are reported on and attached hereto as "Schedule A."
Other persons with the right to receive dividends or sale proceeds: Richard William Svetkoff
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/Archives/edgar/data/1947016/000106299324015265/exhibit6-9.htm

## Signatures
- Richard William Svetkoff: /s/ Richard William Svetkoff, Richard William Svetkoff (08/31/2026)